Advanced Environmental Recycling Technologies, Inc

914 N. JEFFERSON STREET

SPRINGDALE, ARK 72765

Telephone: 479-756-7400

Fax: 479-756-7410

October 6, 2011

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE-MS 7010Washington, D.C. 20549

RE:
Advanced Environmental Recycling Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 8, 2011
File No. 1-10367

Dear Mr. Hartz:

The purpose of this letter is to respond to your letter dated September 15, 2011. To assist you in reviewing our response, we have preceded our response with a copy (in italic type) of the point as stated in your letter.

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

As applicable below, we have provided proposed revised text in bold as it would have looked in the filing referenced in your comments. We confirm that such revisions, with appropriate adjustments, will be included in our future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Page 1 of 19	10/4/2011 3:00 PM

Note 6 – Earnings Per Share

2.
We note your response to prior comment 9. You determined that the Series E Convertible Preferred Stock is participating securities and accordingly the two-class method of computing earnings per share should be used. Your response indicates that you did not use the two-class method to determine the earnings per share amounts for the six months ended June 30, 2011 as reported in your Form 10-Q. In this regard, please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N in determining that you do not need to restate your financial statements for the six months ended June 30, 2011. Please also tell us what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

Response:

A copy of the materiality analysis is being provided supplementally to the Staff below. A summary of the underlying reasons why a restatement of financial statements are not needed are as follows:

1.
According to FASB concept of materiality, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

2.
Per the materiality analysis, the total change in EPS using the two-class method for the six months ended June 30, 2011, was a fraction of a cent due to rounding (approximately, 0.004 cent) as calculated. Upon looking at the reported stock price for the first and second reporting periods, the stock price would not be affected by the percentage difference noted above. In this case, pursuant to the FASB definition of materiality, we would conclude that this difference would not be significant enough to change or influence judgment concerning the Company’s financial performance or otherwise once restated. Therefore, our conclusion would be that we would not restate our June 30, 2011 financials but would use the two-class method for future analysis as stated to the Staff.

3.
Lastly, per the materiality analysis, the diluted earnings per share for the quarter ended March 31, 2011 is the same as the basic earnings per share due to no outstanding securities being dilutive. Therefore, using the two-class method for this reporting period would not yield a difference and would not initiate a cause for restatement of the financials for this reporting period.

The Company has an effective continuous disclosure policy and has documented disclosure controls and procedures. In the design of the disclosure policy and controls, both the external reporting aspects as well as the internal communication components have been considered. The Company does not believe that an internal control break occurred but merely a difference in interpretation of the standard was made.

Page 2 of 19	10/4/2011 3:00 PM

Materiality Analysis

As Originally Reported

		3 months ended
		3/31/2011
Basic Earnings Per Share	Net income	$761,416
	Weighted Average Shares - Basic	56,280,363
		0.01
Note: The Company's diluted earnings per share for the quarter ended 3/31/11 is the same as basic due to no outstanding securities being dilutive (per Q1 testing)

		3 months ended		6 months ended
		6/30/2011		6/30/2011
Basic Earnings Per Share	Net income	$(308,248)		$453,171
	Weighted Average Shares - Basic	89,429,437		72,854,899
		(0.00)		0.006 Rounded to 0.01

				6 months ended
				6/30/2011
Diluted Earnings Per Share				$808,923
				346,510,219
				0.002 Rounded to 0.00
Revised based on 2-Class Method

		3 months ended
		3/31/2011
Basic Earnings Per Share	Net income	$761,416
	Weighted Average Shares - Basic	98,848,969
		0.01

		3 months ended		6 months ended
		6/30/2011		6/30/2011
Basic Earnings Per Share	Net income	$(308,248)	A	$453,171
	Weighted Average Shares - Basic	89,429,437	A	230,966,861
		(0.00)	A	0.002 Rounded to 0.00

Page 3 of 19	10/4/2011 3:00 PM

6 months ended
6/30/2011
Diluted Earnings Per Share			$808,923	B
			346,510,219	B
			0.00	B
Variance by period

3 months ended
3/31/2011
Basic Earnings Per Share	$-

0.01

	3 months ended		6 months ended
	6/30/2011		6/30/2011
Basic Earnings Per Share

	-	A	0.004
Diluted Earnings Per Share

			-	B

A	As the 3 months ended 6/30/11 had a net loss, including the Class E shares is not applicable - as such - no change from the original calculation.

B	Application of 2-class method only impacts Basic EPS, not diluted, thus no impact.

AERT, Inc.
Weighted Average Shares Outstanding
Quarter Ended March 31, 2011
		Period	Wtd. Avg.
	Shares	Outstanding	Shares Out.
Shares outstanding, 12/31/10 (Classes A and B)	50,266,061	90	50,266,061
3/18/2011 Issued restricted stock	2,350,000	14	365,556
3/18/2011 Conversion of Series D preferred stock	36,313,373	14	5,648,747
3/18/2011 Assumed Series E Shares (if converted)	273,655,320	14	42,568,605
Shares outstanding, 3/31/11 (Classes A and B) + If-conv Series E	362,584,754		98,848,969

Page 4 of 19	10/4/2011 3:00 PM

AERT, Inc.
Weighted Average Shares Outstanding
Six Months ended June 30, 2011
		Period	Wtd. Avg.
	Shares	Outstanding	Shares Out.
Shares outstanding, 12/31/10 (Classes A and B)	50,266,061	180	50,266,061
3/18/2011 Issued in pymnt of svcs	2,350,000	104	1,357,778
3/18/2011 HIG Restructuring	36,313,373	104	20,981,060
3/18/2011 Assumed Series E Shares (if converted)	273,655,320	104	158,111,963
4/1/2011 Issued in pymnt of svcs	500,000	90	250,000
Shares outstanding,6/30/11 (Classes A and B) + If-converted Series E	363,084,754		230,966,861

Class A as of 12/31/10	48,800,531
Class B as of 12/31/10	1,465,530
	50,266,061

Weighted Average Shares Outstanding
Quarter Ended June 30, 2011
		Period	Wtd. Avg.
	Shares	Outstanding	Shares Out.
Shares outstanding, 3/31/11 (Classes A and B) + If-converted Series E	362,584,754	90	362,584,754
4/1/2011 Issuance of Class A	500,000	90	500,000
Shares outstanding, 6/30/11 (Classes A and B) + If-converted Series E	363,084,754		363,084,754

Class A as of 06/30/11	87,463,907
Class B as of 06/30/11	1,465,530
	88,929,437

Equal to number of common shares into which preferred stock can be converted

Preferred shares outstanding at 3/31/10 and 6/30/11		20,524
# of conversion shares per share of preferred		13,333
Total # of conversion shares		273,655,320

Page 5 of 19	10/4/2011 3:00 PM

The following schedule presents a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation for the six months ended June 30, 2011 (in thousands, except share and per share amounts):

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS
Net income applicable to common stock	$453	72,854,899	$0.01

Effect of Dilutive Securities
Convertible preferred stock	356	273,655,320

Diluted EPS
Net income applicable to common stock
plus assumed conversions	$809	346,510,219	$0.00

Note 7 – Debt and Note 8 – Recapitalization

3.
We note your response to prior comment 10. For your line of credit facility, please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongappinterp.htm. Please show us in your supplemental response what the revisions will look like.

Response:

The line of credit facility includes a debt service coverage ratio, current ratio, accounts payable, debt to equity ratio, and accounts receivable aging covenants, and customary restrictions on dividends and the incurrence of additional debt or liens, among other matters. At quarter ending March 31, 2011, we were in compliance with the accounts receivable covenant. As of quarter ending June 30, 2011, we were in compliance with the accounts payable and accounts receivable covenants but not in compliance with the remaining covenants. In connection with the recapitalization described below, Liberty Bank agreed that it would not declare an event of default or make a demand for payment through November 30, 2011.

We do not expect to be in compliance with the debt service coverage ratio, current ratio, or debt to equity ratio covenants within the term of the existing line of credit agreement after the waiver period terminates. We plan to replace this facility with a new one that would have covenants which we could meet.

Page 6 of 19	10/4/2011 3:00 PM

As reported for Quarter ending March 31, 2011	March 31, 2011	Compliance
Liberty Debt Covenants
Long-term debt service coverage ratio for last four quarters of at least 2.00 to 1.00	1.96	No-Waived
Current ratio of not less than 1.00 to 1.00	0.53	No-Waived
Debt to equity ratio of not more than 3.00 to 1.00	4.87	No-Waived
Not more than 10% of accounts payable in excess of 75 days past invoice date	22.7%	No-Waived
Not more than 20% of accounts receivable in excess of 90 days past invoice date	0.92%	Yes

As suggested, we have included in our response a comprehensive schedule quantifying the calculations which support the above ratios. The following schedule for quarter ending March 31, 2011 is listed below:

AERT
Debt Covenant Compliance Checklist for Liberty Note Payable
March 31, 2011

Debt covenants
8.16(a) Long-term debt service coverage ratio for last four quarters of at least:
8.16(b) Current ratio of not less than:
8.16(c) Debt to equity ratio (Liberty) of not more than:
8.16(d) Not more than 10% of accounts payable in excess of 75 days past invoice date
8.16(e) Not more than 20% of accounts receivable in excess of 90 days past invoice date

Liberty
3/31/11	Requirement	Pass
1.96	2.00 to 1.00	N
0.53	1.00 to 1.00	N
4.87	3.00 to 1.00	N
22.7%	10%, 75 days	N
0.92%	20%, 90 days	Y
*in thousands	Outstanding	Current	>75 days old
AP Trade	$3,508	$2,364	$1,144
UVP	$ 803	$ 695	$ 107
Acc Purch	$ 750	$ 750

Rec Items	$ (0)	$ (0)

Related Parties	$ (174)	$ (31)	$ (143)

Per B/S	$4,887	$3,778	$1,108

Page 7 of 19	10/4/2011 3:00 PM

INCOME STATEMENT

12 Mo. Ended
*in thousands*	3/31/2011

Net sales	$68,445

COGS - Depreciation	5,346
Cost of goods sold	58,596
Gross margin	9,849

SG&A - Amortization / depreciation	580
Selling and administrative expenses	12,195

(Gain) loss on assets	136,818

Operating income	(2,482)

Other income (loss)	20
Gain on Restructuring	(2,744)
Interest income	0.5
Interest expense	(4,208)
Accrued dividends on preferred stock	(772)
Income tax expense
Net deferred taxes
Beneficial Conversion Feature
Late Registration Penalties
Net income (Applicable to C/S)	$(4,698)

Net income	(4,698)
Add: Depreciation and amortization	5,927
Less: (Gain) loss on disposition of assets	136
Add: Dividend on preferred stock	772
Add: Interest expense on long-term debt	2,591
Less: Late Registration Penalties	(409)
Less: Net deferred taxes	-
Add: Beneficial Conversion Feature	-
Add: Non-cash income tax expense due to CF	-
Add: Amortization of debt issuance costs	2,893
Income available for debt service	7,214
Maximum annual debt service[1]	3,688
Long-term debt service coverage ratio	1.96

1. Debt service calculations:
Principal paid on long-term debt	1,096
Interest on long-term debt	2,592
3,688

Page 8 of 19	10/4/2011 3:00 PM

BALANCE SHEETS

Assets	3/31/2011
Current assets:
Cash	$557
Restricted cash	249
Receivables	2,180
Inventories	8,370
Prepaid expenses and other	637
Total current assets	11,993

Property, plant and equipment	75,912
Less accumulated depreciation	(41,035)
Net property, plant and equipment	34,877

Other assets	1,672

Total assets	$48,542

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable - trade	$4,887
Accounts payable - related parties	752
Current maturities of long-term debt	232
Current maturities of capital lease obligations	206
Accruals related to class action lawsuit	4,560
Accrued liabilities	4,151
Line of credit	7,729
Notes payable - other	126
Total current liabilities	22,643

Long-term obligations, less current maturities:	20,031

Accrued dividends payable on preferred stock	48
Redeemable Preferred Stock	20,524

Stockholders' equity:
Preferred stock	-
Series E Preferred	-
Class A common stock	874
Class B common stock	15
Warrants outstanding	-
Additional paid-in capital	53,247
Accumulated deficit	(68,839)
Total stockholders' equity	(14,703)

Total liabilities and stockholders' equity	$48,543

Current ratio[1]	0.53
Debt to equity ratio[2]	4.87
LT debt service ratio[3]	1.96
Working Capital Surplus (Deficit)	(10,650)

1. Current ratio:	Current assets	11,993	= 0.53
	Current liabilities	22,643

Page 9 of 19	10/4/2011 3:00 PM

2. Debt to equity ratio:	Indebtedness	28,324	= 4.87
	Equity	5,821

3. LT debt service ratio:	EBITA	7,214	= 1.96
	Current Mat. Plus Interest	3,688

In calculating the covenant pertaining to accounts payable in excess of 75 days past invoice date, the summation of the accounts payable trade account, unvouchered payables, accrued purchases and the related party balances over 75 days, in thousands (approximately, $1,108) was divided by the total balance sheet amount, in thousands (approximately, $4,887) for these accounts. This yielded a 22.7% factor which was outside of the covenant parameters and such considered non-compliant. Secondly, the covenant pertaining to accounts receivable in excess of 90 days past invoice date yielded a 0.92% which was within acceptable limits according to the covenant requirement. This was calculated by taking the net total of invoices over 90 days in thousands ($22) and dividing by the receivables total prior to discounts and returns in thousands ($2,380).

As reported for Quarter ending June 30, 2011
	June 30, 2011	Compliance
Liberty Debt Covenants
Long-term debt service coverage ratio for last four quarters of at least 2.00 to 1.00	1.60	No-Waived
Current ratio of not less than 1.00 to 1.00	0.60	No-Waived
Debt to equity ratio of not more than 3.00 to 1.00	5.10	No-Waived
Not more than 10% of accounts payable in excess of 75 days past invoice date	7.8%	Yes
Not more than 20% of accounts receivable in excess of 90 days past invoice date	0.57%	Yes

As suggested, we have included in our response a comprehensive schedule quantifying the calculations which support the above ratios. The following schedule for quarter ending June 30, 2011 is listed below:

AERT
Debt Covenant Compliance Checklist for Liberty Note Payable
June 30, 2011

Debt covenants
8.16(a) Long-term debt service coverage ratio for last four quarters of at least:
8.16(b) Current ratio of not less than:

Page 10 of 19	10/4/2011 3:00 PM

8.16(c) Debt to equity ratio (Liberty) of not more than:
8.16(d) Not more than 10% of accounts payable in excess of 75 days past invoice date
8.16(e) Not more than 20% of accounts receivable in excess of 90 days past invoice date

Liberty
6/30/11	Requirement	Pass
1.60	2.00 to 1.00	N
0.60	1.00 to 1.00	N
5.10	3.00 to 1.00	N
7.8%	10%, 75 days	Y
0.57%	20%, 90 days	Y
	Outstanding	Current	>75 days old
AP Trade	$3,745	$3,151	$ 593
Unvouchered Payables	$ 825	$ 798	$ 26
Acc Purch	$1,647	$1,647	$ -

Rec Items

Related Parties	$(225)	$ (52)	$(153)

Per B/S	$5,992	$5,544	$ 466

Page 11 of 19	10/4/2011 3:00 PM

INCOME STATEMENT	12 Mo. Ended
*in thousands*	6/30/2011

Net sales	$62,831

COGS - Depreciation	5,234
Cost of goods sold	55,868
Gross margin	6,962

SG&A - Amortization / depreciation	516
Selling and administrative expenses	11,548

(Gain) loss on assets	216

Operating income	(4,802)

Other income (loss)	502
Gain on Restructuring	(2,744)
Interest income	964
Interest expense	(3,841)
Accrued dividends on preferred stock	(883)
Income tax expense
Net deferred taxes
Beneficial Conversion Feature
Late Registration Penalties
Net income (applicable to C/S)	$(6,279)

Net income	(6,279)
Add: Depreciation and amortization	5,751
Less: (Gain) loss on disposition of assets	216
Add: Dividend on preferred stock	883
Add: Interest expense on long-term debt	1,978
Less: Late Registration Penalties	(409)
Less: Net deferred taxes	-
Add: Beneficial Conversion Feature	-
Add: Non-cash income tax expense due to CF	-
Add: Amortization of debt issuance costs	2,922
Income available for debt service	5,063
Maximum annual debt service[1]	3,168
Long-term debt service coverage ratio	1.60

1. Debt service calculations:
Principal paid on long-term debt	1,189
Interest on long-term debt	1,978
3,168

Page 12 of 19	10/4/2011 3:00 PM

BALANCE SHEETS

Assets	6/30/2011
Current assets:
Cash	$485
Restricted cash	12
Receivables	3,485
Inventories	9,779
Prepaid expenses and other	769
Total current assets	14,530

Property, plant and equipment	74,617
Less accumulated depreciation	(40,392)
Net property, plant and equipment	34,225

Other assets	1,534

Total assets	$50,289

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable - trade	$5,992
Accounts payable - related parties	593
Current maturities of long-term debt	1,723
Current maturities of capital lease obligations	195
Accruals related to class action lawsuit	4,043
Accrued liabilities	4,069
Line of credit	7,229
Notes payable - other	175
Total current liabilities	24,019

Long-term obligations, less current maturities:	20,437

Accrued dividends payable on preferred stock
Redeemable Preferred Stock	20,881

Stockholders' equity:
Preferred stock
Series E Preferred	0
Class A common stock	880
Class B common stock	15
Warrants outstanding	-
Additional paid-in capital	53,347
Accumulated deficit	(69,289)
Total stockholders' equity	(15,047)

Page 13 of 19	10/4/2011 3:00 PM

Total liabilities and stockholders' equity	$50,289

Current ratio[1]	0.60
Debt to equity ratio[2]	5.10
LT debt service ratio[3]	1.60

Working Capital Surplus (Deficit)	(9,489)

1. Current ratio:	Current assets	14,530	= 0.60
	Current liabilities	24,019

2. Debt to equity ratio:	Indebtedness	29,759	= 5.10
	Equity	5,834

3. LT debt service ratio:	EBITA	5,063	= 1.60
	Current Mat. Plus Interest	3,168

In calculating the covenant pertaining to accounts payable in excess of 75 days past invoice date, the summation of the accounts payable trade account, unvouchered payables, accrued purchases and the related party balances over 75 days, in thousands (approximately, $466) was divided by the total balance sheet amount, in thousands (approximately, $5,992) for these accounts. This yielded a 7.8% factor which was within the covenant parameters and as such considered compliant. Secondly, the covenant pertaining to accounts receivable in excess of 90 days past invoice date yielded a 0.57% which was within acceptable limits according to the covenant requirement. This was calculated by taking the net total of invoices over 90 days, in thousands ($22) and dividing by the receivables total prior to discounts and returns in thousands ($3,930).

4.	We note your response to prior comment 11. Please tell us what consideration you gave to ASC 815-40-15 in accounting for the anti-dilution adjustments which will be made in the event that you:

•
Make changes to the terms of outstanding options, warrants, or convertible securities (including those that were outstanding as of March 18, 2011, the original issue date of the Series E Preferred Stock) and that would result in a dilutive effect on the Series E Preferred Stock: and

•	Take any action that would result in the dilution of the Series E Preferred Stock but is not specifically provided for in the Series E Preferred Stock certificate of designations

Page 14 of 19	10/4/2011 3:00 PM

(including granting of stock appreciation rights, phantom stock rights or other rights with equity features).

Response:

 We have evaluated all of the potential adjustments including the two outlined by the Staff which were:

•
makes changes to the terms of outstanding options, warrants, or convertible securities (including those that were outstanding as of March 18, 2011, the original issue date of the Series E Preferred Stock) and that would result in a dilutive effect on the Series E Preferred Stock; in general, in such event the adjustment shall be calculated as if the changed terms had been in effect from the initial issuance of such securities and such securities issued before March 18, 2011 shall be treated as if newly issued as of the date of such change; provided that no adjustment will be made in such case if such adjustment would result in an increase in the conversion price then in effect;

•
and takes any action that would result in dilution of the Series E Preferred Stock but is not specifically provided for in the Series E Preferred Stock certificate of designations (including granting of stock appreciation rights, phantom stock rights or other rights with equity features), in which case the Company’s Board of Directors shall in good faith determine and implement an appropriate adjustment in the conversion price so as to protect the rights of the holders of the Series E Preferred Stock, subject to certain qualifications.”

We noted that all of the pricing adjustments, if triggered, are indexed to our own stock based on the provisions of ASC 815-40-15.  As such, and given the classification of the preferred stock in temporary equity, these contingent adjustments were not considered derivative instruments and we did not separate them from the preferred stock.

Liquidity and Capital Resources

5.
We note your response to prior comment 12. It is not clear what additional disclosures you intend to include in future filings. As previously requested, please disclose how you intend to cure this default or repay the amounts due under this facility after November 30, 2011.Please also disclose the potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future. Pleases show us in your supplemental response what the revisions will look like.

Response:

The debt to equity ratio, current ratio and long-term debt service ratio covenants have been evaluated and the Company has determined that these covenants will not be met for future periods. The Company is requesting financing proposals from various lenders to refinance the asset based lending facility to repay amounts due under the existing facility. It

Page 15 of 19	10/4/2011 3:00 PM

is expected that the new credit facility would have covenants that would be attainable by the Company.  If the Company is unsuccessful with the above course of action, we will attempt to renegotiate the facility with the existing lender to agree on covenants which can be met. In the event that we are unsuccessful in negotiating terms, then the bank could either renew or exercise rights to call on the guarantor or demand payment.

6.
We note your response to prior comment 13. It is not clear what additional disclosures you intend to provide in future filings. As previously requested, please expand your disclosures to provide a comprehensive discussion of your liquidity and capital resources. Your discussion should include the following:

•	Your consideration of whether you believe that your sources of cash will be sufficient to meet your cash and liquidity requirements over the next twelve months;
•
Please address what consideration you gave to your working capital deficit at December 31, 2010 and June 30, 2011, cash used rather than provided by operating activities for the six months ended June 30, 2011, and repeated operating losses for the year ended December 31, 2009, the year ended December 31, 2010, and the six months ended June 30, 2011 in determining whether your sources of cash will be sufficient;

•	Please identify and separately describe internal and external sources of liquidity. Please disclose any material unused sources of liquid assets;
•	Please discuss any significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources; and
•
Please discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way or that will impact your capital resources. Refer to Items 303(a) (1) and (2) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response:

Liquidity and Capital Resources

“The $4.5 million net cash realized from the March 18, 2011 H.I.G. recapitalization (see Note 8) was used to pay down aged payables while the $1 million provided by H.I.G. on May 23, 2011 and the $2 million provided by H.I.G. in the fourth quarter of 2010 were used to maintain operations.

We can improve on liquidity by decreasing our overhead costs, negotiating longer payment terms with vendors and increasing profitability within our product sector. Currently, we are able to draw $400,000 from HIG and are planning on reducing inventory by as much as $2.0 million by end of the 2011 year. We have also reduced accounts payable and accrued liabilities by more than $6.4 million through the restructuring.

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Our Junction, TX facility is unused and if sold could provide an additional source of cash, though the expected value does not exceed $1.0 million.

Cash Flows

Cash Flows from Operations

Cash used in operations in the first six months of 2011 was $7.2 million as compared to cash provided by operations of $4.5 million in the first six months of 2010. The $7.2 million of cash used in operations for the first six months of 2011 was primarily due to the change in current assets and current liabilities. (See Note 3) The largest constituents of the $11.7 million reduction in cash from operating activities were a $3.7 million fall in operating income and a $6.5 million increase in working capital. However, due to the recapitalization, accounts payable were reduced, which had a positive effect on current liabilities.

The changes in our revenue and cost of raw materials significantly impact the Company’s liquidity. We are in the remodeling industry that has been depressed as a result of the reduction in home prices in recent years. We expect this industry to improve within the next 12 months and have a positive impact on our sales; however, our business is dependent upon the economy and we cannot accurately predict cyclical economic changes and their impact on consumer buying. The Company has significant customer concentration, with one customer representing more than 50% of our revenue. A loss of this customer, or a major reduction in their business would cause a significant reduction in our liquidity.

The change in current assets and current liabilities was primarily due to the pay down of accounts payable related to H.I.G. recapitalization, increase in receivables due to increased sales for the month of June 2011 compared to month of December 2010 and increased inventories.  The accounts payable and accrued liabilities reduction of $6.4 million represented the reduction of severely aged payables. Our sales volume is highly seasonal due to the nature of the product we provide. During the latter portion of the year, the Company experiences fluctuations in its ability to generate cash flows from sales. However, we provide discounts and incentives to our customers during these periods to help influence our sales volume.

For the years ending December 31, 2009 and 2010 we reported net losses of $5.0 million and $5.9 million respectively but showed cash provided by operations of $7.3 million and $5.2 million for 2009 and 2010.

We believe that the 2011 first half sales reduction over the prior year is not permanent and expect that revenue will recover sufficiently to generate sufficient income to meet our cash and liquidity requirements over the next twelve months. However, we cannot be certain about future events and may require additional financing, temporary or permanent, to continue operations. The Company is committed to reducing overhead costs

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and purchases through continuous monitoring and departmental budget constraints. Our initiative is to continue to utilize our Watts facility to reduce our raw materials costs and market the product created from the processes at this facility.

Cash Flows from Investing Activities

Cash provided by investing activities for the first six months of 2011 was $0.4 million compared to cash used in investing activities of $2.2 million in the first six months of 2010. This increase in cash was due to a release in restricted cash of $1.6 million and $1.0 million lower capital expenditures for the construction of our Watts plastic recycling facility.

The company has $0.4 million available to be drawn, as needed, on the Series B Senior Term Note with H.I.G. While no agreement is in place it is possible that H.I.G. might be a source of additional financing. A significant portion of the Company’s raw material inventory can be sold for cash and plans are being made to decrease overall inventory by the end of 2011.

Cash Flows from Financing Activities

Cash provided by financing activities was $5.6 million in the first six months of 2011 compared to cash used in financing activities of $1.3 million in the first six months of 2010. The $7.0 million change in cash from financing activities was primarily due to $7.3 million proceeds from H.I.G. notes and the State of Oklahoma note. The $1.1 million reduced payments of notes in the first six months ended June 30, 2011 compared to six months ended June 30, 2010 was primarily due to payment of Allstate notes in 2010. The above was offset by a $0.6 million pay down to Liberty bank and a $0.8 million increase in restricted cash for payment of debt construction costs related to additions to Watts equipment.

Working Capital

At June 30, 2011, we had a working capital deficit of $9.3 million compared to a working capital deficit of $28.8 million at December 31, 2010. The decrease in our deficit in 2011 was primarily the result of H.I.G. recapitalization. Components of working capital that fluctuated significantly include accounts payable, current maturities of long term debt, and accrued liabilities. As we continue to pay down the line of credit and reduce the class action lawsuit accrual, the working capital deficit will reduce.”

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Advanced Environmental Recycling Technologies

/s/ J.R. Brian Hanna
By J.R. Brian Hanna - Chief Financial Officer and Principal Accounting Officer

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